UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 6, 2019 titled “GeoPark Announces Initiation of Annual Quarterly Dividends”
2.	Press Release dated November 6, 2019 titled “GeoPark Reports Third Quarter 2019 Results”
3.	Press Release dated November 6, 2019 titled “GeoPark Announces 2020 Work Program And Investment Guidelines”

ITEM 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES INITIATION OF QUARTERLY DIVIDENDS

Bogota, Colombia – November 6, 2019 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced that its Board of Directors declared the initiation of a quarterly cash dividend of $0.0413 per share.

Quarterly Cash Dividend

•	GeoPark Board of Directors declared the initiation of a quarterly cash dividend of $0.0413 per share to be paid on December 10, 2019, to the shareholders of record at the close of business on November 22, 2019

•	The quarterly cash dividend complements the existing share buyback program, which as of the date of this release has returned $72.6 million in value during 2019

•	With the announcement of the work program and investment guidelines for 2020, GeoPark plans to deliver another year of production growth, strong operational and financial performance and free cash flow generation while remaining committed to returning value to its shareholders

James F. Park, Chief Executive Officer of GeoPark, said: “Following our long-term, risk-balanced, diversified portfolio business plan, GeoPark has achieved a unique track record of growing production, reserves and net present value for 17 straight years. Everything in our business begins with our on-the-ground operational performance – and these consistent results have created significant value for our shareholders by making GeoPark the top-performing E&P on the NYSE in 2017 and 2018. To complement this share price increase (up more than 330% since January 2017), we implemented an ambitious share buyback program in late 2018 and throughout 2019. Now, as an additional way to share our superior financial results and free cash flow directly with our shareholders, GeoPark has decided to initiate a quarterly cash dividend payment, effective beginning this quarter. We believe that a company that can consistently execute, invest, grow, and return value back to its shareholders, all funded from its own cashflow, is the right model for our industry today.”

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on November 7, 2019 at 10:00 am (Eastern Standard Time) to discuss its 3Q2019 financial results and the work program and investment guidelines for 2020. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9391975

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the Repurchase Program and expectations for our production, reserves growth, financial performance, costs and portfolio. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

Adjusted EBITDA: The company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from 15 period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

ITEM 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2019 RESULTS

EXPLORATION AND OPERATIONAL SUCCESS

COST AND CAPITAL EFFICIENCY IMPROVEMENTS

NEW HIGH IMPACT ACREAGE ADDED

SELF-FUNDED GROWTH WITH VALUE BACK TO SHAREHOLDERS

Bogota, Colombia – November 6, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period ended September 30, 2019 (“Third Quarter” or “3Q2019”). A conference call to discuss 3Q2019 financial results and the work program and investment guidelines for 2020 will be held on November 7, 2019 at 10:00 am Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended September 30, 2019 and 2018, available on the Company’s website.

THIRD QUARTER 2019 HIGHLIGHTS

Consistently Growing Oil and Gas Production

•	Consolidated oil and gas production up 6% to 39,619 boepd - adjusting for divested blocks, consolidated production increased by 9% (3% higher compared to 2Q2019)

•	Oil production increased by 8% to 33,693 bopd

•	Colombian oil production increased by 8% to 31,394 bopd (12% increase adjusting for divested blocks)

•	Chilean production increased by 28% to 3,358 boepd

Consistently Successful Exploration and Development Drilling

In Colombia, in the Llanos 34 block (GeoPark operated, 45% WI)

•	New Guaco discovery, the fourteenth oil field discovered by GeoPark in the block, and along the most western fault trend potentially opening up a new opportunity

•	Five new development and appraisal wells were tested and put on production in the block

In Brazil on the REC-T-128 block (GeoPark operated, 70% WI)

•	Newly discovered Praia dos Castelhanos oil field initiated long-term testing

Consistently Reducing Operating and Capital Costs

•	Lower transportation costs in Colombia improved Adjusted EBITDA by $2.0 per bbl

•	Consolidated operating costs reduced by 4% to $8.1 per boe

•	Colombian operating costs reduced by 10% to $5.6 per boe

Consistently Improving Cashflow and Financial Returns

•	Revenue of $151.2 million, just 9% lower despite 18% drop in Brent oil prices

•	Adjusted EBITDA[1] of $86.7 million or $25.3 per boe

•	Net Profit of $6.8 million / 9M2019 net profit of $57.9 million

•	Every $1 invested in Capital Expenditures yielded $3.9 in Adjusted EBITDA

•	Return on capital employed of 41%[2] in the last twelve months

1 See the “Adoption of IFRS 16” section included in this press release.

2 Return on capital employed defined as operating profit divided by total assets minus current liabilities.

Consistently Strengthening Balance Sheet

•	Last twelve months Adjusted EBITDA of $363.4 million

•	Net debt to Adjusted EBITDA ratio of 1.0x

•	Cash and Cash Equivalents of $81.6 million

Consistently Expanding Acreage Platform, Partnerships and Project Fairway

•	Jointly with Ecopetrol/Hocol, acquired three low-cost, low-risk high potential exploration blocks in the Llanos basin, surrounding the prolific Llanos 34 block, adding 86-155 mmbbl of gross unrisked exploration resources[3]

•	Acquired four new, attractive, low-risk, low-cost blocks in Brazil, strengthening GeoPark’s existing portfolio in the Reconcavo and Potiguar basins and adjacent to existing producing fields

Consistently Returning Value to Shareholders

•	New quarterly dividend announced of $0.0413 per share

•	Accelerated share buyback program, having acquired 4,448,000 shares (7% of total outstanding shares) for $72.6 million since December 2018, while executing self-funded, growth work programs

James F. Park, Chief Executive Officer of GeoPark, said: “Many thanks to the GeoPark team for delivering and continuing to fight to improve every element of our business. Again, during this period, we realized short-term results while making long-term investments for the future – always operating within and funded by our own cashflow. We believe this relentless and disciplined drive to become better in every way is a powerful intangible asset that differentiates GeoPark and positions us to become the leading Latin American independent. We are excited by the big new high potential acreage we acquired surrounding the rich Llanos 34 block – and honored to be partnering with and operating for the national oil company of Colombia in its home basin. We now have 5 drilling rigs operating across our asset platform – and are encouraged about completing 2019 with even better results and extending our growth track-record to a hard-earned 17th year. From our shareholders’ perspective, GeoPark has been returning value to shareholders by its leading share price performance (up more than 330% since 2017) and an ambitious share buyback program during the year – which has now been expanded to include our first quarterly cash dividend.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2019	2Q2019	3Q2018	9M2019	9M2018
Oil production[a] (bopd)	33,693	34,261	31,266	34,102	29,634
Gas production (mcfpd)	35,555	29,642	35,690	32,148	32,862
Average net production (boepd)	39,619	39,201	37,214	39,460	35,111
Brent oil price ($ per bbl)	62.1	68.4	76.0	64.7	72.7
Combined realized price ($ per boe)	44.2	50.5	51.4	46.4	49.5
⁻ Oil ($ per bbl)	49.3	56.0	57.0	51.3	54.5
⁻ Gas ($ per mcf)	4.4	4.5	5.1	4.6	5.2
Sale of crude oil ($ million)	138.2	158.8	152.2	434.6	408.9
Sale of gas ($ million)	13.0	10.7	14.6	36.2	41.1
Revenue ($ million)	151.2	169.5	166.8	470.9	450.0
Commodity risk management contracts ($ million)	4.4	0.8	-0.6	-16.0	-15.8
Production & operating costs[b] ($ million)	-41.7	-46.0	-48.7	-126.7	-127.6
G&G, G&A and Selling expenses ($ million)	-21.1	-22.9	-17.5	-63.7	-50.2
Adjusted EBITDA ($ million)	86.7	98.7	98.2	277.7	244.8
Adjusted EBITDA ($ per boe)	25.3	29.4	30.3	27.4	26.9
Operating Netback ($ per boe)	31.4	35.2	35.1	33.0	32.2
Net Profit ($ million)	6.8	31.5	29.7	57.9	60.1

3 Independently audited by Gaffney, Cline and Associates

Capital expenditures ($ million)	15.0 [c]	28.8	33.2	81.1	90.9
Argentina acquisition ($ million)	-	-	-	-	48.8
Cash and cash equivalents ($ million)	81.6	68.9	152.7	81.6	152.7
Short-term financial debt ($ million)	10.6	18.0	15.8	10.6	15.8
Long-term financial debt ($ million)	424.4	424.6	419.1	424.4	419.1
Net debt ($ million)	353.4	373.7	282.2	353.4	282.2
a)	Includes government royalties paid in kind in Colombia for approximately 1,419, 1,196 and 1,175 bopd in 3Q2019, 2Q2019 and 3Q2018 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b)	Production and operating costs include operating costs, royalties paid in cash and share-based payments.

c)	Capital expenditures is net of $7.1 million collected in 3Q2019 related to remaining amounts for the divestiture of the La Cuerva and Yamu blocks that was completed on July 1, 2019.

Production: Oil and gas production grew by 6% to 39,619 boepd in 3Q2019 due to increased production in Colombia, Chile and Argentina, partially offset by lower production in Brazil. Adjusting for the sale of the La Cuerva and Yamu blocks in Colombia (1,007 bopd in 3Q2018), the Company’s consolidated oil and gas production increased by 9% in 3Q2019 and Colombian production increased by 12%.

Oil represented 85% of total reported production compared to 84% in 3Q2018.

For further details, please refer to the 3Q2019 Operational Update published on October 17, 2019.

Reference and Realized Oil Prices: Brent oil prices averaged $62.1 per bbl in 3Q2019, 18% or $13.9 per bbl less than in 3Q2018. The realized oil price was just 14% lower at $49.3 per bbl, $7.7 per bbl lower than in 3Q2018. This significant improvement reflected both a lower Vasconia discount and real improvements in commercial and transportation discounts. Please also refer to the selling expenses section below.

The tables below provide a breakdown of Brent oil and realized oil prices in Colombia, Chile and Argentina in 3Q2019 and 3Q2018:

3Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	62.1	62.1	62.1
Vasconia differential	(1.7)	-	-
Commercial and transportation discounts	(11.1)	(7.8)	-
Other	-	-	(13.2)
Realized oil price	49.3	54.3	48.9
Weight on oil sales mix	94%	1%	5%

3Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	76.0	76.0	76.0
Vasconia differential	(5.8)	-	-
Commercial and transportation discounts	(14.0)	(9.1)	-
Other	-	-	(9.5)
Realized oil price	56.2	66.9	66.5
Weight on oil sales mix	92%	2%	6%

Revenue: Lower Brent oil prices affected consolidated revenues which decreased by 9% to $151.2 million in 3Q2019 versus $166.8 million in 3Q2018. The lower Brent oil prices were partially offset by higher deliveries and lower discounts.

Sales of crude oil: Consolidated oil revenues decreased by 9% to $138.2 million in 3Q2019, driven by a 14% fall in realized oil prices, partially offset by a 6% increase in oil deliveries. Oil revenues were 91% of total revenues in both 3Q2019 and 3Q2018.

•	Colombia: In 3Q2019, oil revenues decreased by 6% to $129.0 million following lower realized oil prices, partially offset by higher deliveries. Realized prices decreased by 12% to $49.3 per bbl following 18% lower Brent oil prices, partially offset by a lower Vasconia differential and improved commercial and transportation discounts. Oil deliveries increased by 8% to 29,788 bopd. Colombian earn-out payments increased to $6.0 million in 3Q2019, compared to $5.5 million in 3Q2018.

•	Chile: In 3Q2019, oil revenues decreased by 47% to $2.3 million, due to lower volumes sold and lower realized oil prices. Oil deliveries decreased by 35% to 458 bopd due to the natural decline of the fields whereas realized oil prices decreased by 19% to $54.3 per bbl, in line with lower Brent prices.

•	Argentina: In 3Q2019, oil revenues decreased by 34% to $6.7 million, due to lower volumes sold and lower realized oil prices. Oil deliveries decreased by 10% to 1,490 bopd due to the natural decline of the fields whereas realized oil prices decreased by 26% to $48.9 per bbl, lower than Brent oil prices due to oil price controls implemented in the second half of 3Q2019.

Sales of gas: Consolidated gas revenues decreased by 11% to $13.0 million in 3Q2019 compared to $14.6 million in 3Q2018. Gas revenues declined due to a 15% decrease in gas prices, partially offset by a 4% increase in gas deliveries.

•	Chile: In 3Q2019, gas revenues increased by 17% to $5.8 million reflecting a significant increase in gas deliveries, partially offset by lower gas prices. Deliveries increased by 60% in 3Q2019 to 15,535 mcfpd (2,589 boepd), resulting from the successful discovery and development of the Jauke gas field. Gas prices were 27% lower, or $4.1 per mcf ($24.4 per boe) in 3Q2019 due to lower methanol prices.

•	Brazil: In 3Q2019, gas revenues decreased by 22% to $5.7 million, due to lower deliveries, partially offset by higher gas prices. Gas deliveries in Manati decreased by 27% to 12,428 mcfpd (2,071 boepd), resulting from lower industrial and power plant consumption and availability of other gas sources. Gas prices increased by 7% to $4.9 per mcf ($29.7 per boe), following the annual price inflation adjustment of approximately 6%, effective in January 2019.

The long-term gas sales contract in the Manati gas field contains a take or pay (ToP) clause that significantly reduces demand risk below certain levels. Net gas production during the 9M2019 period was below minimum annual ToP levels applicable for the year 2019. In case full-year 2019 production levels are below annual ToP levels, GeoPark is allowed to collect cash amounts for the difference between actual deliveries and ToP levels.

•	Argentina: In 3Q2019, gas revenues decreased by 51% to $1.0 million from $2.0 million, resulting from both lower deliveries and gas prices. Deliveries decreased by 4% to 3,653 mcfpd (609 boepd) while prices fell by 49% to $2.9 per mcf ($17.4 per boe) due to lower local gas prices.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts contributed a $4.4 million gain in 3Q2019 compared to a $0.6 million loss in 3Q2018. Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized gain of $1.4 million in 3Q2019 compared to a $3.4 million loss in 3Q2018 reflected Brent oil prices and commodity risk management contracts effective during the respective periods.

The unrealized gains were $3.0 million in 3Q2019 and $2.9 million in 3Q2018. Unrealized gains during 3Q2019 resulted from changes in the forward Brent oil price curve compared to June 2019.

The Company uses risk management contracts to minimize the impact of oil price fluctuations on its work program. (Refer to the “Commodity Risk Oil Management Contracts” section below for details of the contracts in place.)

Production and Operating Costs4: Consolidated operating costs per boe decreased by 4% to $8.1 per boe from $8.4 per boe. Overall, consolidated production and operating costs decreased by 14% to $41.7 million in 3Q2019 compared to $48.7 million in 3Q2018, as a result of lower royalties and operating costs.

The table below provides a breakdown of production and operating costs in 3Q2019 and 3Q2018:

(In millions of $)	3Q2019	3Q2018
Operating costs	26.6	27.3
Royalties	15.1	21.1
Shared based payments	-	0.3
Production and operating costs	41.7	48.7

Consolidated operating costs decreased by 3% or $0.7 million to $26.6 million in 3Q2019 compared to $27.3 million in 3Q2018, despite a 6% increase in deliveries. Consolidated operating costs per boe decreased by 4% to $8.1 in 3Q2019 compared to $8.4 in 3Q2018.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe decreased by 10% to $5.6 in 3Q2019 compared to $6.2 in 3Q2018 mainly due to the impact of fixed costs over 8% higher deliveries and the sale of the La Cuerva and Yamu blocks[5], mature oil fields with higher operating costs. Total operating costs decreased by 5% to $15.1 million.

•	Chile: Operating costs per boe increased by 10% to $19.3 in 3Q2019 compared to $17.5 in 3Q2018, reflecting higher well-intervention activities. Total operating costs increased to $5.4 million in 3Q2019 from $3.7 million in 3Q2018.

•	Brazil: Operating costs per boe increased by 7% to $5.3 in 3Q2019 compared to $4.9 in 3Q2018, mainly due to the impact of fixed costs over 22% lower deliveries in Manati and to a lesser extent, due to costs associated with initial testing activities in the Praia dos Castelhanos oil field. These were partially offset by the adoption of IFRS 16 for approximately $0.5 million (or $2.7 per boe) in 3Q2019. IFRS 16 changes the treatment and valuation of operating leases, that are, as from 2019, recorded as depreciation charges, which were recorded as operating costs in 3Q2018. Total operating costs decreased by 21% to $1.0 million in 3Q2019 from $1.3 million in 3Q2018.

•	Argentina: Operating costs per boe decreased to $27.0 in 3Q2019 compared to $30.0 in 3Q2018. Total operating costs decreased by 20% to $5.1 million in 3Q2019 from $6.3 million in 3Q2018.

Consolidated royalties decreased by $6.0 million to $15.1 million in 3Q2019 compared to $21.1 million in 3Q2018, resulting from lower realized prices in 3Q2019. Consolidated royalties were 10% of revenue in 3Q2019 and 13% in 3Q2018.

Selling Expenses: Consolidated selling expenses increased by $1.1 million to $2.4 million in 3Q2019 (of which $2.1 million correspond to Colombia), compared to $1.3 million in 3Q2018.

The increase in selling expenses in Colombia reflects the difference in accounting for different points of sale and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead are deducted from revenues whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commercial and transportation discounts in Colombia improved by $2.9 per bbl during 3Q2019, positively impacting realized oil prices. This was partially offset by approximately $0.9 per bbl of higher selling expenses, thus improving net margins by approximately $2.0 per bbl. Please also refer to the “Evolution of Transportation and Commercial Discounts and Selling Expenses in Colombia” section below.

4 See the “Adoption of IFRS 16” section included in this press release.

5 GeoPark completed the divestiture of the La Cuerva and Yamu blocks on July 1, 2019.

Administrative Expenses6: Total consolidated G&A increased by 17% to $14.5 million in 3Q2019 compared to $12.3 million in 3Q2018 due to higher staff costs associated with an increased scale of operations and other administrative costs related to new business efforts.

Geological & Geophysical Expenses7: Total consolidated G&G expenses increased by 9% to $4.3 million in 3Q2019 compared to $3.9 million in 3Q2018 due to an increased scale of operations and continuing investments to expand GeoPark’s technical capabilities.

Adjusted EBITDA: Consolidated Adjusted EBITDA8 decreased by 12% to $86.7 million. The Adjusted EBITDA per boe was $25.3 per boe in 3Q2019, compared to $30.3 per boe in 3Q2018.

By country, 3Q2019 Adjusted EBITDA was:

•	Colombia: Adjusted EBITDA of $92.5 million

•	Chile: Adjusted EBITDA of $1.3 million

•	Brazil: Adjusted EBITDA of $2.7 million

•	Argentina: Adjusted EBITDA of negative $1.7 million

•	Corporate, Peru and Ecuador: Adjusted EBITDA of negative $8.1 million

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2019 and 3Q2018, on a per country and per boe basis:

Adjusted EBITDA/boe[c]	Colombia		Chile		Brazil		Argentina		Total
	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18
Production (boepd)	31,578	29,139	3,358	2,632	2,299	3,124	2,384	2,319	39,619	37,214
Stock variation /RIK[a]	(1,629)	(1,383)	(311)	(304)	(190)	(245)	(285)	(23)	(2,414)	(1,955)
Sales volume (boepd)	29,949	27,756	3,047	2,328	2,109	2,879	2,099	2,296	37,205	35,259
% Oil	99.5%	99.6%	15%	30%	2%	2%	71%	72%	85%	85%
($ per boe)
Realized oil price	49.3	56.2	54.3	66.9	69.2	83.7	48.9	66.5	49.3	57.0
Realized gas price[b]	34.5	38.8	24.4	33.4	29.7	27.7	17.4	34.2	25.9	30.5
Earn-out	(2.2)	(2.2)	-	-	-	-	-	-	(1.7)	(2.0)
Combined Price	47.0	53.9	28.9	43.6	30.4	28.6	39.8	57.5	44.2	51.4
Realized commodity risk management contracts	0.5	(1.3)		-		-		-	0.4	(1.1)
Operating costs	(5.6)	(6.2)	(19.3)	(17.5)	(7.9)	(4.9)	(27.0)	(30.0)	(8.1)	(8.4)
Royalties in cash	(4.8)	(7.2)	(1.0)	(1.7)	(2.3)	(2.7)	(6.1)	(7.9)	(4.4)	(6.5)
Selling & other expenses	(0.7)	(0.1)	(0.3)	(0.6)	-	-	(1.3)	(3.9)	(0.7)	(0.4)
Operating Netback/boe	36.4	39.1	8.2	23.8	20.1	21.0	5.4	15.7	31.4	35.1
G&A, G&G & other									(6.1)	(4.8)
Adjusted EBITDA/boe									25.3	30.3
a)	RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,419 and 1,175 bopd in 3Q2019 and 3Q2018 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b)	Conversion rate of $mcf/$boe=1/6.

c)	Adjusted EBITDA is calculated as if IFRS 16 has not been adopted, so the figures included in the table above for 3Q2019 figures are comparable to those of prior periods. See the “Adoption of IFRS 16” and “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax” sections included in this press release.

6 See the “Adoption of IFRS 16” section included in this press release.

7 See the “Adoption of IFRS 16” section included in this press release.

8 See the “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” section included in this press release.

Depreciation9: Consolidated depreciation charges increased by 9% to $26.5 million in 3Q2019, compared to $24.3 million in 3Q2018. The 6% increase in volumes delivered explained the change in addition to the adoption of IFRS 16.

Write-off of Unsuccessful Exploration Efforts: The consolidated write-off of unsuccessful exploration efforts was $8.4 million in 3Q2019 compared to $3.5 million in 3Q2018. Amounts recorded in 3Q2019 mainly refer to unsuccessful exploration wells and other exploration costs incurred in the CN-V (GeoPark non-operated, 50% WI) and Sierra del Nevado (GeoPark non-operated, 18% WI) blocks in Argentina.

Other Income (Expenses): Other operating expenses amounted to $1.4 million in 3Q2019, compared to $1.2 million in 3Q2018.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased slightly to $8.6 million in 3Q2019, compared to $8.7 million in 3Q2018.

Foreign Exchange: Net foreign exchange charges were a gain of $0.8 million in 3Q2019 compared to a loss of $2.9 million in 3Q2018. The comparative period was affected by the devaluation of the Brazilian real and its impact on US dollar-denominated intercompany debt which was cancelled in 4Q2018.

Income Tax: Income tax expenses were $41.8 million in 3Q2019 compared to $29.7 million in 3Q2018, in line with higher taxable income in 3Q2019. Current income taxes accrued in 3Q2019 amounted to $25.3 million.

Profit: Profit of $6.8 million in 3Q2019 compared to $29.7 million in 3Q2018, reflecting lower operating profits mainly derived from lower Brent oil prices and higher income taxes, partially offset by lower operating costs and royalties.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $81.6 million as of September 30, 2019 compared to $127.7 million as of December 31, 2018. Cash generated from operating activities equaled $156.9 million and was partially offset by cash used in investing activities of $81.1 million and in financing activities of $121.7 million.

Cash generated from operating activities was $156.9 million after income tax payments of $88.6 million paid in 1H2019. The tax payment included $58.1 million related to tax gains of fiscal year 2018 and the remaining $30.5 million are tax prepayments which will be deducted against tax gains of fiscal year 2019 (to be paid in 2020). The Company does not expect to pay additional cash income taxes during 4Q2019.

Cash used in financing activities of $121.7 million mainly included $69.0 million from the buyback program, interest payments of $28.5 million mainly related to the $425 million Notes (“2024 Notes”), $15.0 million related to the acquisition of the LGI’s non-controlling interest in Colombia and Chile in 2018 and $4.9 million related to principal payments on short-term borrowings.

Financial Debt: Total financial debt, net of issuance cost, was $435.0 million, including the 2024 Notes and other bank loans totaling $14.3 million. Short-term financial debt was $10.6 million as of September 30, 2019.

For further details, please refer to Note 13 of GeoPark’s consolidated financial statements as of September 30, 2019, available on the Company’s website.

9 See the “Adoption of IFRS 16” section included in this press release.

FINANCIAL RATIOSa

($ million)

Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[b]	LTM Interest Coverage[c]
3Q2018	434.9	152.7	282.2	0.9x	10.5x
4Q2018	447.0	127.7	319.3	1.0x	11.4x
1Q2019	440.6	146.6	294.0	0.8x	12.2x
2Q2019	442.6	68.9	373.7	1.0x	12.9x
3Q2019	435.0	81.6	353.4	1.0x	12.1x

a)	Based on trailing last twelve-month financial results.

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio higher than 2.25 times until September 2021. The Company is well within both covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)		Contract Terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
4Q2019	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5
	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000*	55.0	45.0	65.2
1Q2020	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5
	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
2Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
3Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2
4Q2020	Zero cost 3-way	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	2,000	55.0	45.0	65.2

*Since November 1, 2019

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended September 30, 2019, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	3Q2019	3Q2018
Sale of crude oil ($ million)	129.0	137.3
Sale of gas ($ million)	0.5	0.4
Revenue ($ million)	129.5	137.7
Production and operating costs[a] ($ million)	-28.2	-34.4
Adjusted EBITDA ($ million)	92.5	92.4
Capital expenditures[b] ($ million)	15.4	23.2

Chile	3Q2019	3Q2018
Sale of crude oil ($ million)	2.3	4.3
Sale of gas ($ million)	5.8	5.0
Revenue ($ million)	8.1	9.3
Production and operating costs[a] ($ million)	-5.7	-4.2
Adjusted EBITDA ($ million)	1.3	3.6
Capital expenditures[b] ($ million)	0.4	5.6

Brazil	3Q2019	3Q2018
Sale of crude oil ($ million)	0.2	0.4
Sale of gas ($ million)	5.7	7.2
Revenue ($ million)	5.9	7.6
Production and operating costs[a] ($ million)	-1.5	-2.0
Adjusted EBITDA ($ million)	2.7	4.6
Capital expenditures[b] ($ million)	0.3	0.0

Argentina	3Q2019	3Q2018
Sale of crude oil ($ million)	6.7	10.1
Sale of gas ($ million)	1.0	2.0
Revenue ($ million)	7.7	12.1
Production and operating costs[a] ($ million)	-6.3	-8.1
Adjusted EBITDA ($ million)	-1.7	2.4
Capital expenditures[b] ($ million)	4.0	3.2

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditures in Peru explain the difference with the reported figure in the Key performance indicators table.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	3Q2019	3Q2018	9M2019	9M2018
REVENUE
Sale of crude oil	138.2	152.2	434.6	408.9
Sale of gas	13.0	14.6	36.2	41.1
TOTAL REVENUE	151.2	166.8	470.9	450.0
Commodity risk management contracts	4.4	-0.6	-16.0	-15.8
Production and operating costs	-41.7	-48.7	-126.7	-127.6
Geological and geophysical expenses (G&G)	-4.3	-3.9	-12.9	-9.9
Administrative expenses (G&A)	-14.5	-12.3	-39.5	-37.4
Selling expenses	-2.4	-1.3	-11.3	-2.8
Depreciation	-26.5	-24.3	-76.8	-68.3
Write-off of unsuccessful exploration efforts	-8.4	-3.5	-9.3	-14.5
Other operating	-1.4	-1.2	0.6	-0.6
OPERATING PROFIT	56.4	71.0	179.0	173.0

Financial costs, net	-8.6	-8.7	-26.6	-25.9
Foreign exchange gain (loss)	0.8	-2.9	-0.7	-17.9
PROFIT BEFORE INCOME TAX	48.5	59.3	151.8	129.2

Income tax	-41.8	-29.7	-93.9	-69.1
PROFIT FOR THE PERIOD	6.8	29.7	57.9	60.1
Non-controlling minority interest	-	8.3	-	20.9
ATTRIBUTABLE TO OWNERS OF GEOPARK	6.8	21.4	57.9	39.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Sept ‘19	Dec ‘18

Non-Current Assets
Property, plant and equipment	564.8	557.2
Other non-current assets	60.9	45.8
Total Non-Current Assets	625.7	603.0

Current Assets
Inventories	10.1	9.3
Trade receivables	34.7	16.2
Other current assets	41.3	106.5
Cash at bank and in hand	81.6	127.7
Total Current Assets	167.7	259.7

Total Assets	793.4	862.7

Equity
Equity attributable to owners of GeoPark	131.3	143.1
Total Equity	131.3	143.1

Non-Current Liabilities
Borrowings	424.4	429.0
Other non-current liabilities	79.4	72.2
Total Non-Current Liabilities	503.8	501.2

Current Liabilities
Borrowings	10.6	18.0
Other current liabilities	147.7	200.4
Total Current Liabilities	158.3	218.4
Total Liabilities	662.1	719.6
Total Liabilities and Equity	793.4	862.7

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

(In millions of $)	3Q2019	3Q2018	9M2019	9M2018

Cash flow from operating activities	63.8	79.9	156.9	178.5
Cash flow (used) in investing activities	-15.0	-33.3	-81.1	-139.8
Cash flow (used) in financing activities	-35.9	1.2	-121.7	-20.8

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

(UNAUDITED)

9M2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	281.5	5.8	7.5	2.8	-19.9	277.7
Depreciation	-34.3	-25.7	-5.1	-11.1	-0.6	-76.8
Unrealized commodity risk management contracts	-19.9	-	-	-	-	-19.9
Write-off of unsuccessful exploration efforts	-0.2	-	-	-9.0	-	-9.3
Share-based payment	-0.4	-0.0	-0.1	-0.1	-0.9	-1.4
IFRS 16	1.5	0.1	1.6	0.7	0.4	4.3
Others	2.8	-0.9	0.5	0.1	2.0	4.4
OPERATING PROFIT (LOSS)	230.9	-20.7	4.5	-16.6	-19.0	179.0
Financial costs, net						-26.6
Foreign exchange charges, net						-0.7
PROFIT BEFORE INCOME TAX						151.8

9M2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	233.8	7.3	13.6	3.9	-13.8	244.8
Depreciation	-32.8	-20.4	-7.9	-7.0	-0.2	-68.3
Unrealized commodity risk management contracts	11.5	-	-	-	-	11.5
Write-off of unsuccessful exploration efforts	-11.9	-0.4	-1.9	-0.4	-	-14.5
Share-based payments	-0.5	-0.3	-0.1	-0.5	-2.3	-3.6
Other	-1.2	3.0	-0.3	1.0	0.7	3.2
OPERATING PROFIT (LOSS)	198.8	-10.8	3.5	-2.9	-15.6	173.0
Financial costs, net						-25.9
Foreign exchange charges, net						-17.9
PROFIT BEFORE INCOME TAX						129.2

(a) Includes Peru, Ecuador and Corporate.

EVOLUTION OF COMMERCIAL AND TRANSPORTATION DISCOUNTS AND SELLING EXPENSES IN COLOMBIA (UNAUDITED)

($/bbl)	3Q2018	4Q2018	1Q2019	2Q2019	3Q2019

Commercial and Transportation Discounts	14.0	14.6	12.0	11.0	11.1
Selling Expenses	0.1	0.2	1.1	1.8	1.0
	14.1	14.8	13.1	12.8	12.1

RETURN ON CAPITAL EMPLOYED CALCULATION

(UNAUDITED)

Return on capital employed defined as operating profit divided by total assets minus current liabilities, as follows:

(In millions of $)	September 30, 2019

Last 12 months operating profit	262.5
Total assets less current liabilities – September 30, 2019	635.1
Return on Capital Employed	41%

ADOPTION OF IFRS 16

(UNAUDITED)

GeoPark adopted IFRS 16 accounting rules in January 2019, but did not restate comparative figures for 2018, as permitted by the accounting standard. IFRS 16 requires the recognition of certain charges related to operating leases as depreciation charges, that in comparative periods were recorded in production and operating costs, administrative and geophysical expenses. Please refer to Note 1 of the Company’s consolidated financial statements for further details.

Adjusted EBITDA is calculated as if IFRS 16 had not been adopted, making the figures included in the table on page 6, “Adjusted EBITDA per boe” comparable to those of prior periods.

The following adjustments have been made to production and operating costs, administrative and geological and geophysical expenses to calculate Adjusted EBITDA:

(In millions of $)	3Q2019	9M2019
Gain (Loss)
Production and operating costs	-1.0	-2.6
Administrative expenses	-0.3	-1.5
Geological and geophysical expenses	-0.1	-0.2

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on November 7, 2019 at 10:00 am (Eastern Standard Time) to discuss these 3Q2019 financial results and the work program and investment guidelines for 2020. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9391975

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
Free Cash Flow	Operating cash flow less cash flow used in investment activities
F&D costs	Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, Operating Netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2019, 2020 or future production, production growth and operating and financial performance, Operating Netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company’s computation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Free cash flow: Free cash flow is a non-GAAP measure and does not have a standardized meaning under GAAP. Free cash flow is defined as cash provided by operating activities less cash used in investing activities excluding Argentina acquisition and cash advances from disposal of long-term assets.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current Borrowings less Cash and Cash equivalents.

ITEM 3

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2020 WORK PROGRAM AND INVESTMENT GUIDELINES

PRODUCTION GROWTH AND MORE FREE CASHFLOW

Bogota, Colombia – November 6, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its work program and investment guidelines for 2020. (All figures are expressed in US Dollars).

A conference call to discuss third quarter 2019 financial results and the 2020 work program and investment guidelines will be held on November 7, 2019 at 10:00 a.m. Eastern Standard Time.

2020 Work Program: Main Principles and Approach

Technical

•	Increase oil and gas production and reserves

•	Effective development and production growth in the Llanos 34 block (GeoPark operated, 45% WI)

•	Define new plays, leads and prospects

•	Initiate exploration studies in the recently acquired exploration acreage adjacent and nearby to GeoPark’s core Llanos 34 block, targeting to start drilling in 2021

•	Initiate exploration drilling in the prolific Oriente basin in Ecuador

•	Test oil prospects in the Tierra del Fuego blocks in Chile

Economic

•	Allocate investment capital to best shareholder value-adding projects

•	Capital expenditure program fully funded within cashflow

•	Grow adjusted EBITDA and operating cashflow

•	Develop and add new projects with break evens below $40-50/bbl oil price

•	Ongoing cost reduction efforts to become lowest cost operator

•	Maximize net present value per share for existing assets

•	Continue returning value to shareholders through dividends and buybacks

Strategic

•	Proven flexible program, adaptable to lower oil price scenarios

•	Achieve scale

•	Continue developing long-term strategy in the Marañon-Oriente-Putumayo petroleum system

•	Testing high-potential unconventional projects

•	Develop and grow strategic partnerships with Ecopetrol/Hocol and ONGC

•	Continue strengthening ESG metrics with GeoPark’s proven internal SPEED program

•	Promote innovation and the adoption of best practices across the portfolio

2020 Guidance ($60-65/bbl Brent)

The 2020 production guidance reflects 5-10% growth over 2019 average production and excludes potential production from the 2020 exploration drilling program.

The 2020 work program of $130-145 million includes drilling of 36+ gross wells, with approximately 75% of the total amount expected to be allocated to development capital and 25% to exploration activities.

Using the base case price assumption of $60-65/bbl Brent, GeoPark can execute a risk-balanced work program to continue growing its business by producing, developing and exploring its portfolio of assets, fully funded within cashflow, and maintaining a strong balance sheet.

The table below provides main highlights of the 2020 work program:

2020 Work Program	Base Case ($60-65/bbl Brent)
Production Growth	5-10%
Total 2020 Capital Expenditures	$130-145 million
Maintenance Capital	$50-60 million
Operating Netback[1]	$420-460 million
Development/Appraisal Wells (Gross)	30-32 wells
Exploration Wells (Gross)	6-8 wells
Total Wells (Gross)	36-40 wells

2020 Work Program Details

•	Production target: 5-10% increase over 2019 average production

•	Capital expenditure program: $130-145 million fully funded by cashflow, to be allocated as follows:

•	Colombia - $110-115 million: Continue developing the Llanos 34 block and delineating new leads and prospects in the recently acquired blocks in the Llanos basin. The work program in Colombia includes:

-	30-32 development and appraisal wells and 1-2 exploration wells in the Llanos 34 block

-	One exploration well in the Llanos 32 block (GeoPark non-operated, 12.5% WI)

-	Seismic reprocessing and other preliminary activities in the Llanos 86, Llanos 87 and Llanos 104 blocks (GeoPark operated, 50% WI)

-	Construction of additional facilities to support production growth and to continue optimizing operating and transportation costs. These activities include investments to evacuate production from the Tigana oil field using existing infrastructure connecting the Llanos 34 block to the Oleoducto de los Llanos (ODL) pipeline

•	Chile - $10-15 million: Focus on exploration drilling in the Flamenco (GeoPark operated, 100% WI), Isla Norte (GeoPark operated, 60% WI) and Campanario (GeoPark operated, 50% WI) blocks in Tierra del Fuego. The work program in Chile includes:

-	Four exploration wells with a focus on oil prospects

-	Continue testing high-potential unconventional projects including a large shale oil project in the Estratos con Favrella formation in the Fell block (220-600 mmboe potential)

•	Ecuador - $7-10 million: Initiate exploration activities in the Oriente basin. The work program in Ecuador includes:

-	One exploration well in the Perico block (GeoPark non-operated, 50% WI)

-	Seismic and other preliminary studies in the Espejo block (GeoPark operated, 50% WI)

•	Argentina - $2-5 million: Well intervention activities and facilities revamping in the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in the Neuquen basin. Explore strategic opportunities within existing acreage position in the Vaca Muerta formation in the Aguada Baguales block

•	Brazil - $0.5-1.5 million: Maintenance works in the Manati gas field (GeoPark non-operated, 10% WI) plus testing activities for the recent Praia dos Castelhanos oil field discovery in the REC-T-128 block (GeoPark operated, 70% WI)

•	Peru - $0.5-1.5 million: Social and environmental activities in the Morona block (GeoPark operated, 75% WI)

1 Assuming $4/bbl Vasconia-Brent differential.

 2

Work Program Flexible at Different Oil Price Scenarios

Consistent with the Company’s approach in prior years, GeoPark’s 2020 work program can be rapidly adapted to different oil price scenarios, which illustrates the high quality of its assets and strong financial performance in lower or volatile oil price environments.

•	Above $70/bbl Brent oil price: Capital expenditures can be expanded to $170-200 million – by adding incremental projects, targeting production growth of 10+%

•	Below $50/bbl Brent oil price: Capital expenditures can be reduced to $80-95 million – focusing on the lowest-risk projects that produce the fastest cashflow, and targeting 0-5% production growth compared to 2019

GeoPark currently has commodity risk management contracts in place covering a portion of its production for 2020 with floors of $55/bbl Brent. GeoPark monitors market conditions on a continuous basis and may enter into new commodity risk management contracts to secure minimum oil prices for its 2020 production and beyond.

CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2019 Financial Results conference call and webcast on November 7, 2019, at 10:00 a.m. Eastern Standard Time.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9391975

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

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GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes
Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operation Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
“High price” royalty	An additional royalty incurred in Colombia when each oil field exceeds 5 mmbbl of cumulative production and is determined by a combination of API gravity and WTI oil prices
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers

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NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2019 and/or 2020 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 7, 2019